File No. [ ]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-1

VENTURE LENDING & LEASING VII, INC., VENTURE LENDING & LEASING VIII, INC., VENTURE LENDING & LEASING IX, INC., VENTURE LENDING & LEASING IV, LLC, VENTURE LENDING & LEASING V, LLC, VENTURE LENDING & LEASING VI, LLC, VENTURE LENDING & LEASING VII, LLC, VENTURE LENDING & LEASING VIII, LLC, VENTURE LENDING & LEASING IX, LLC, WTI EQUITY OPPORTUNITY FUND I, LP, WTI EQUITY OPPORTUNITY FUND II, LP, AND WESTECH INVESTMENT ADVISORS, LLC

104 La Mesa Drive, Suite 102
Portola Valley, CA 94028

All Communications, Notices and Orders to:

Mary C. Moynihan, Esq.
Perkins Coie LLP
700 13th St., N.W., Washington, DC 20005
(202) 654-6254

Copies to:

Mark Perlow, Esq.
Dechert LLP
One Bush Street
Suite 1600
San Francisco, CA  94104
(415) 262-4530

Martin Eng
Westech Investment Advisors, LLC
104 La Mesa Drive, Suite 102
Portola Valley, CA 94208
(650) 234-4300
May 8, 2019

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•	Venture Lending & Leasing VII, Inc., a closed-end management investment company that has elected to be regulated as a business development company[2] under the 1940 Act (“VLL VII”);

•	Venture Lending & Leasing VIII, Inc., a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act (“VLL VIII”);

•
Venture Lending & Leasing IX, Inc., a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act (“VLL IX” and, together with VLL VII and VLL VIII, the “BDCs”);

•	Westech Investment Advisors, LLC, the investment adviser to the BDCs (including its predecessor entities, “Westech”); and

•
Investment funds set forth on Schedule A hereto, each of which is an entity whose investment adviser is a Westech Adviser[3] and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Investors” and, together with the BDCs and the Westech Advisers, the “Applicants”).

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]
Section 2(a)(48) of the 1940 Act defines a “business development company” to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[3]
“Westech Adviser” means Westech or any future investment adviser that (i) controls, is controlled by or is under common control with Westech, (ii) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and (iii) is not a Regulated Entity (as defined below) or a subsidiary of a Regulated Entity.

The relief requested in this application for an Order (the “Application”) would allow one or more Regulated Entities4 and/or one or more Affiliated Investors5 to participate in the same investment opportunities through a proposed co-investment program where such participation might otherwise be prohibited under either or both of Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”) by making a co-investment with each other in securities issued by issuers in private placement transactions, including loan transactions, in which a Westech Adviser negotiates terms in addition to price (“Private Placement Securities”).6  For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which a Regulated Entity participated together with one or more other Regulated Entities and/or one or more Affiliated Investors in reliance on the Order7 and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Entity could not participate together with one or more other Regulated Entities and/or one or more Affiliated Investors without obtaining and relying on the Order.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.8

Each of the LLCs (as defined below) currently has and may in the future form one or more Wholly-Owned Investment Subsidiaries.9   Each of the LLCs, and any Future Affiliated Investor, may hold equity investments in a Wholly-Owned Subsidiary.  A Wholly-Owned Investment Subsidiary could be prohibited from investing in a Co-Investment Transaction with a Regulated Entity or other Affiliated Investor under Section 57(a)(4) and Rule 17d-1.  Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent LLC or other Affiliated Investor and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent LLC or other Affiliated Investor were participating directly.  Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the LLC’s or other Affiliated Investor’s equity investments and, therefore, no conflicts of interest could arise among or between the Regulated Entity, the LLC, any other Affiliated Investor and the Wholly-Owned Investment Subsidiary.

[4]
“Regulated Entity” or “Regulated Entities” means the BDCs and any Future Regulated Entity.  “Future Regulated Entity” means a closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a business development company and (b) whose investment adviser is a Westech Adviser.  Solely for the purposes of Condition 5 hereunder, the term Regulated Entity shall include an LLC (as hereinafter defined) in circumstances in which such LLC is exercising Warrants (as hereinafter defined) or Rights (as hereinafter defined) acquired by a BDC and distributed to the LLC in reliance on Rule 17a-5 under the 1940 Act.

[5]
“Affiliated Investors” means the Existing Affiliated Investors and any Future Affiliated Investor.  “Future Affiliated Investor” means an entity (a) whose investment adviser is a Westech Adviser and (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

[6]
The term “Private Placement Transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

[7]
No Independent Director (as defined below) of a Regulated Entity will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in a Regulated Entity and/or Affiliated Investors.  Certain Independent Directors may also have immaterial interests in unrelated venture capital funds that may have interests in a portfolio company.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[9]
“Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by an LLC or another Affiliated Investor (with such LLC or other Affiliated Investor at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more equity investments on behalf of such LLC or other Affiliated Investor; (iii) with respect to which the advisory board of such LLC or other Affiliated Investor has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act.

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of this Application.

II.	GENERAL DESCRIPTION OF APPLICANTS

A.	The BDCs

1.	VLL VII

VLL VII was incorporated under the General Corporation Laws of the State of Maryland in June 2012 for the purpose of operating as an externally-managed, non-diversified business development company.  VLL VII has elected to be treated, and intends to qualify annually thereafter, as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  VLL VII’s principal place of business is 104 La Mesa Drive, Suite 102, Portola Valley, CA 94028.  VLL VII is a wholly owned subsidiary of Venture Lending & Leasing VII, LLC (“VLL VII, LLC”), a Delaware limited liability company.

VLL VII’s investment objective is to achieve a superior risk-adjusted investment return.  VLL VII’s primary investment strategy is to provide debt financing, in the form of secured loans, to carefully selected companies backed by venture capital investors, microVC funds, strategic investors and angel investors.  “Venture loans” generally consist of a promissory note secured by the intellectual property, equipment, or other assets of the borrower.  VLL VII generally obtains a security interest in the assets financed and receives periodic payments of interest and principal and may receive a final payment at the end of the loan’s term.  The interest rate and amortization terms of venture loans are individually negotiated between VLL VII and each borrower.

Typically, loans are structured as commitments by VLL VII to finance the working capital needs and the purchase of assets by the borrower over a specified period of time.  The commitment of VLL VII to finance future working capital needs and asset acquisitions is typically subject to the absence of any material adverse change or default under the loan, and compliance by the borrower with certain additional requirements which may include performance-based milestones.

Secondarily, up to 20 percent of the aggregate cost of all investments of VLL VII (determined cumulatively over the life of VLL VII) may be used for special situation investments, which are expected to consist principally of convertible and subordinated debt financing to public and late-stage private companies.  Such special situations could include investments targeted towards late‑stage or public companies seeking additional growth capital to expand product offerings, increase market penetration or fund strategic acquisitions of other companies or technology.

As a part of each loan transaction, Westech negotiates with each portfolio company to obtain warrants (“Warrants”) to purchase equity, generally preferred stock, of the company, and rights (“Rights”) to acquire equity securities in a future equity financing round to maintain or increase its ownership stake.  Upon receipt of the Warrant and Rights by VLL VII in connection with a loan transaction, VLL VII distributes the Warrant and Rights to VLL VII, LLC in reliance on Rule 17a-5 under the 1940 Act, and any securities obtained upon later exercise of the Warrant or Rights are issued solely to VLL VII, LLC.  The terms of the Warrants, including the expiration date, exercise price and terms of the equity security for which the Warrant may be exercised, are negotiated individually with each borrower at the time they are acquired.  VLL VII does not have a right to and does not negotiate any terms of the future equity financing round (including price), but rather VLL VII, LLC has a right to participate on the terms offered.

VLL VII and VLL VII, LLC are limited in their direct investments in equity securities (including convertible notes) to an aggregate cost of up to 10 percent of all investments of VLL VII and VLL VIII, LLC determined cumulatively over the life of VLL VII and VLL VII, LLC (provided, however, that any equity securities acquired pursuant to the exercise of Warrants shall not be taken into account in determining whether such 10% threshold has been met).  Equity investments will typically be made through (i) exercise of Warrants, as described above, (ii) exercise of Rights, as described above, or (iii) presented to, and acquired by, VLL VII, LLC as a result of Westech’s trusted relationships with portfolio companies and to its reputation more generally within the venture community in which it primarily invests.  Direct equity investments are made by VLL VII, LLC.10  While such direct investments will generally be in the equity securities of borrowers in VLL VII’s portfolio, investments may include companies where VLL VII does not have an existing loan.

VLL VII has a five-member board of directors (“Board”)11, of which three members are Independent Directors.12  No Independent Director of a Regulated Entity will have a material financial interest in any Co-Investment Transaction, other than indirectly through share ownership in a Regulated Entity and/or Affiliated Investors.13  VLL VII, LLC has a five-member advisory board, consisting of three unaffiliated and two affiliated directors.

2.	VLL VIII

VLL VIII was incorporated under the General Corporation Laws of the State of Maryland in May 2015 for the purpose of operating as an externally-managed, non-diversified business development company.  VLL VIII has elected to be treated, and intends to qualify annually thereafter, as a regulated investment company under Sub-Chapter M of the Code.  VLL VIII’s principal place of business is 104 La Mesa Drive, Suite 102, Portola Valley, CA 94028.  VLL VIII is a wholly owned subsidiary of Venture Lending & Leasing VIII, LLC (“VLL VIII, LLC”), a Delaware limited liability company.

[10]
Each LLC’s (as defined below) investments generally are made directly, but at times they may be made through one or more Wholly-Owned Investment Subsidiaries that the applicable LLC may establish from time to time.  Such Wholly-Owned Investment Subsidiaries will have Objectives and Strategies (as defined below) that are substantially the same as, or a subset of, those of its parent LLC.

[11]	The term “Board” refers to the board of directors or trustees of any Regulated Entity.

[12]
The term “Independent Directors” refers to the trustees or directors of any Regulated Entity that are not “interested persons” of the Regulated Entity within the meaning of Section 2(a)(19) of the 1940 Act.

[13]	Certain Independent Directors may also have immaterial interests in unrelated venture capital funds that may have interests in a portfolio company.

VLL VIII has substantially the same investment objectives and strategies as VLL VII.  It has a five-member Board, of which three members are Independent Directors.  No Independent Director of a Regulated Entity will have a material financial interest in any Co-Investment Transaction, other than indirectly through share ownership in a Regulated Entity and/or Affiliated Investors.14  VLL VIII, LLC has a five-member advisory board, consisting of three unaffiliated and two affiliated directors.

3.	VLL IX

VLL IX was incorporated under the General Corporation Laws of the State of Maryland in June 2017 for the purpose of operating as an externally managed, non-diversified business development company.  VLL IX has elected to be treated, and intends to qualify annually thereafter, as a regulated investment company under Sub-Chapter M of the Code.  VLL IX’s principal place of business is 104 La Mesa Drive, Suite 102, Portola Valley, CA 94028.  VLL IX is a wholly owned subsidiary of Venture Lending & Leasing IX, LLC (“VLL IX, LLC”), a Delaware limited liability company.

VLL IX has substantially the same investment objectives and strategies as VLL VII.  VLL IX has a five-member Board, of which three members are Independent Directors.  No Independent Director of a Regulated Entity will have a material financial interest in any Co-Investment Transaction, other than indirectly through share ownership in a Regulated Entity and/or Affiliated Investors.15  VLL IX, LLC has a five-member advisory board, consisting of three unaffiliated and two affiliated directors.

B.	Affiliated Investors

Each Existing Affiliated Investor is a privately-offered fund that would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.  Westech serves as the investment adviser to each Existing Affiliated Investor.  Each entity set forth on Schedule A hereto is an Existing Affiliated Investor.  Venture Lending & Leasing IV, LLC; Venture Lending & Leasing V, LLC; Venture Lending & Leasing VI, LLC; VLL VII, LLC; VLL VIII, LLC; and VLL IX, LLC are herein collectively referred to as the “LLCs.”

C.	Westech

Westech serves as the investment adviser to the BDCs and either it or another Westech Adviser will serve as the investment adviser to any Future Regulated Entity.  Westech also provides administrative services to the BDCs under its advisory agreement.  Westech is a California limited liability company and is a registered investment adviser with the Commission under the Advisers Act. Westech and its predecessors have sponsored nine serial institutional venture debt funds since 1994, each of which has been structured as a business development company.  Beginning with Venture Lending & Leasing III, Inc., each business development company has been wholly owned by a limited liability company (each of VLL VII, VLL VIII and VLL IX, together with their respective LLCs, as well as such funds to be formed in the future, are referred to herein as the “Venture Debt Funds”).   These funds have originated $6 billion in venture loan commitments through September 30, 2018, which finance innovation in the real economy, create important products and services, create jobs and enable businesses to grow and expand.  Westech has no affiliated investment advisers and its investment management activities are limited to the BDCs and the LLCs and other Affiliated Investors.  Westech’s investment team consists of three senior officers, who have worked together at Westech for over 17 years, and nine additional full-time professionals.  The team works collaboratively across all Venture Debt Funds to implement the same overall investment strategy for each Venture Debt Fund.  Investments are approved by subsets of the group, always including at least one of the three senior officers.  Because of the serial nature of the BDCs, generally, no more than two BDCs will be actively investing at the same time.  Westech typically invests in approximately 100 new portfolio companies in a given year, and each BDC typically invests in approximately 300 companies over its life.

[14]	Certain Independent Directors may also have immaterial interests in unrelated venture capital funds that may have interests in a portfolio company.

[15]	Certain Independent Directors may also have immaterial interests in unrelated venture capital funds that may have interests in a portfolio company.

III.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by Regulated Entities and Affiliated Investors

1.	Mechanics of the Co-Investment Program

As previously described, Westech serves as the BDCs’ investment adviser and administrator and either it or another Westech Adviser will serve in the same capacity to any Future Regulated Entity.  In this role, Westech is responsible for the overall management of the activities of the BDCs and the day-to-day management of the BDCs’ investment portfolios, consistent with its fiduciary duties.  Westech provides its investment advisory services and administrative services under an investment advisory agreement with each of the BDCs (as amended from time to time, each the “Advisory Agreement”).

Westech is responsible for identifying and recommending investments for each BDC and has the ultimate authority to approve or reject all investments proposed for the BDC, subject to compliance with the investment objectives of the BDC and to the oversight of the relevant Board.

Each of the Westech Venture Debt Funds has had the same investment strategy, which has remained consistent over the decades and is expected to continue in the future.  Each of the BDCs’ investment terms for making new loan commitments is limited to four years (and can be extended another two quarters with Board approval) (the “Commitment Period”) and it is expected that any Future Regulated Entity will have the same or a substantially similar investment term.  A limitation in the investment period is typical in venture funds and is necessary to allow institutional investors the investment flexibility they need to meet their capital planning and portfolio allocation rebalancing requirements.  Following its Commitment Period, each BDC ceases making commitments to new portfolio companies, although it may fund venture loans under existing lending commitments for one additional year.  Each BDC’s parent LLC may continue to invest in certain equity opportunities, including through the exercise of Warrants and Rights, through the remainder of the LLC’s life (approximately eight additional years, subject to certain extensions that must be approved by the LLC’s advisory board), subject to the limitations and in the manner described above.  As a result, a parent LLC may continue to make investments after the dissolution of its related BDC.

Westech forms a new Venture Debt Fund approximately every two to four years.  While not identical, there is substantial overlap of investors among the Venture Debt Funds.  At any time, no more than two BDCs are making new debt commitments, with one later and the other earlier in its respective Commitment Periods (“Active BDCs”).  The length of the overlap of these Commitment Periods, which is dependent on the state of the economic cycles that drive the pace of investment, has been as much as eight quarters, but can be much fewer (or can be zero).  During this period, the two Active BDCs would typically participate together in Co-Investment Transactions.  As the Commitment Period of one Active BDC terminates, a new Active BDC may be launched, in which case the new Active BDC may engage in Co-Investment Transactions with the remaining Active BDC whose Commitment Period has not yet terminated.

Having two Active BDCs provides multiple business advantages to each Active BDC, including: enhanced returns to investors, greater diversification, a greater ability to recycle capital, the ability to scale to larger investments with the best portfolio companies, the ability for Westech to remain consistently in the market, which is an important driver of deal flow for the Active BDCs, and improved borrowing terms for debt capital.  In addition, the LLCs may invest in equity securities through the exercise of Warrants or Rights during their respective investment periods, thus providing additional equity to portfolio companies and potentially enhancing the return of Venture Debt Fund investors.  From time to time, the LLCs may also make equity investments in additional investment opportunities that arise from Westech’s relationships with its portfolio companies and within the venture investment community.

It is therefore the case that Westech will typically determine that certain investments Westech recommends for one Active BDC would also be appropriate investments for the other Active BDC.  Such a determination may result in the Active BDCs co-investing in certain investment opportunities.  Similarly, Westech may determine that the exercise of Warrants or Right would be appropriate investments for one or more of the LLCs entitled to exercise such Warrants or Rights, which may result in an LLC co-investing with one or more of the other LLCs or Active BDCs.

Opportunities for Potential Co-Investment Transactions may arise when Westech becomes aware of investment opportunities that may be appropriate for the Active BDCs, another Regulated Entity, and/or one or more Affiliated Investors.  Following issuance of the requested Order, in such cases, such investment opportunities may result in Co-Investment Transactions.  For each such investment opportunity, Westech will carry out its obligation under Condition 1 hereof to make a determination as to the appropriateness of a Potential Co-Investment Transaction for each Active BDC or other Regulated Entity by independently analyzing and evaluating the investment opportunity as to its appropriateness for each Active BDC or other Regulated Entity taking into consideration the Active BDC’s or other Regulated Entity’s Objectives and Strategies16.  If Westech determines that the opportunity is appropriate for the Active BDC, another Regulated Entity and/or one or more Affiliated Investors, Westech will present the investment opportunity to the Eligible Directors17 of each Active BDC or other Regulated Entity prior to the actual investment by the Active BDC or other Regulated Entity.  As to any Active BDC or other Regulated Entity, a Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors of such Active BDC or other Regulated Entity within the meaning of Section 57(o) of the 1940 Act (“Required Majority”).

[16]
“Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies, as described in the Regulated Entity’s registration statement on Form 10, other filings the Regulated Entity has made with the Commission under the Securities and Exchange Act of 1934, as amended, and the Regulated Entity’s reports to shareholders.

[17]	“Eligible Directors” means the directors or trustees of a Regulated Entity that are eligible to vote under Section 57(o) of the 1940 Act.

In the case of a Potential Co-Investment Transaction, Westech would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Entity consistent with the requirements of Condition 2(a) hereof, which will have been fully disclosed to investors in each Regulated Entity.  We note that Westech, as a registered investment adviser, has developed a robust allocation process as part of its overall compliance policies and procedures.  Westech’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time.  While each client of Westech may not participate in each investment opportunity, over time each such client would participate in investment opportunities fairly and equitably.  When Active BDCs are co-investing, Westech generally expects to, consistent with its past practice, allocate the investment evenly between the Active BDCs until the earlier Active BDC is running low on investable capital, in which case the allocation may be based on Available Capital18 or, subject to board approval, based on another methodology taking into account investment pace, the Active BDCs’ remaining Commitment Periods and other relevant factors.

With respect to an Affiliated Investor relying on the Order, Westech will be subject to the same robust allocation process and Westech would make an independent determination of the appropriateness of the investments for each Regulated Entity and Affiliated Investor.  Therefore, we believe these allocation policies and procedures will ensure Applicants’ ability to comply with the Conditions with respect to Affiliated Investors.

To allow for an independent review of co-investment activities, the Board of each Regulated Entity will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (i) were consistent with such Regulated Entity’s then current Objectives and Strategies, but (ii) were not made available to such Regulated Entity.  This record will include an explanation of why such investment opportunities were not offered to the Regulated Entity.  Westech’s allocation process is capable of tracking all of the information required by Condition 4 hereof.

Each Regulated Entity’s investment in a Co-Investment Transaction would be on the same terms, conditions, price, class of securities, settlement date and registration rights as those applicable to any other Regulated Entity and any Affiliated Investor.

Because Westech has no current affiliated advisers and manages only a small number of Regulated Entities and Affiliated Investors, Westech is able to readily identify and manage conflicts of interest among the Regulated Entities and Affiliated Investors and manage the allocation of Co-Investment Transactions among them.

With respect to the pro rata dispositions provided in Condition 7 hereof, a Regulated Entity may participate in a pro rata disposition without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Affiliated Investor and each Regulated Entity in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition, as the case may be; and (ii) each Regulated Entity’s Board has approved that Regulated Entity’s participation in pro rata dispositions as being in the best interests of the Regulated Entity.  If the Board does not so approve, any such disposition will be submitted to the Regulated Entity’s Eligible Directors.  A Regulated Entity’s Board may at any time rescind, suspend or qualify its approval of pro rata dispositions with the result that all dispositions must be submitted to the Eligible Directors.

[18]
“Available Capital” means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Investor, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Investor’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

As provided in Condition 13, if a Westech Adviser or its principals or any person controlling, controlled by, or under common control with the Westech Adviser or its principals, and any Affiliated Investor (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of the Westech Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly.  The Independent Directors shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

2.	Reasons for Co-Investing

It is expected that co-investment in portfolio companies by a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will increase favorable investment opportunities for each Regulated Entity.  The Co-Investment Program will be utilized for a Regulated Entity only if it is approved by the Required Majority of the Board of such Regulated Entity on the basis that it would be advantageous for such Regulated Entity to have the additional capital from other Regulated Entities and/or the Affiliated Investors available to meet the funding requirements of attractive investments in portfolio companies.  A Regulated Entity typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.  In addition, the Code imposes diversification requirements on companies, such as Regulated Entities that seek certain favorable tax treatment under Subchapter M of the Code.  Consequently, in some circumstances, a Regulated Entity might not be able to commit to the entire amount of financing sought by an issuer.  In such cases, the issuer would be likely to reject an offer of funding from the Regulated Entity due to the Regulated Entity’s inability to commit the full amount of financing required.

In view of the foregoing, the ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable a Regulated Entity to participate in larger financing commitments, which would, in turn, be expected to increase income, enhance diversification, and expand investment opportunities.  Indeed, a Regulated Entity’s inability to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Regulated Entity and, in turn, adversely affect the Regulated Entity’s shareholders.  For example, a Regulated Entity may lose some investment opportunities if the Westech Adviser cannot provide “one-stop” financing to a potential portfolio company.  Portfolio companies may reject an offer of funding arranged by the Westech Adviser due to a Regulated Entity’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). Further, venture lending opportunities often involve a longer-term relationship between the lender and the company, whose prospects may initially be uncertain and rely on opportunities for additional financing.  As a result, portfolio companies may also make their decision to accept financing based on a lender’s follow-on investment capacity.  By reducing the number of occasions on which each Regulated Entity’s individual or aggregate investment limits would preclude the opportunity for the Regulated Entity to advance financing to a portfolio company, including follow-on investments, a Regulated Entity will likely be able to enter into more advantageous investment opportunities in competitive situations.  With the assets of other Regulated Entities and the Affiliated Investors available for co-investment, there should be an increase in the number of opportunities accessible to the Regulated Entity.  This is especially true in view of the serial nature of the Venture Debt Funds.  As each Active BDC comes to the end of its Commitment Period, the ability to co-invest with the new Active BDC permits the earlier Active BDC to continue to diversify its investments and participate in opportunities that would otherwise be foreclosed without the availability of the lending capacity of the new Active BDC.

The Westech Adviser and the Board of each Regulated Entity believe that it will be advantageous for a Regulated Entity to co-invest with another Regulated Entity and/or one or more Affiliated Investors, and that such investments would be consistent with each Regulated Entity’s Objectives and Strategies.  If the proposed Order is not granted, the Regulated Entities will not be able to avail themselves of the potentially attractive investment opportunities afforded by this arrangement.  This will place the Regulated Entities at a material disadvantage compared to other funds in the industry, which Applicants respectfully believe goes against the purposes and intentions of the 1940 Act.

Allowing for the types of Co-Investment Transactions described in this Application will generate greater deal flow, broaden the market relationships of the Regulated Entities and allow the Regulated Entities to be more selective in choosing their investments so that each Regulated Entity can pursue the most attractive risk-adjusted investments and optimize its portfolio.  Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Regulated Entity and its portfolio companies and the opportunity to exercise greater influence on the portfolio companies in which the Regulated Entities and the Affiliated Investors co-invest, all of which should create enhanced value for the Regulated Entity and its shareholders.

The Westech Adviser and the Board of each Regulated Entity also believe the ability to engage in Co-Investment Transactions, by increasing diversification and limiting exposure to each individual portfolio company, results in improved borrowing terms for debt capital.

B.	Applicable Law

1.	Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant.  Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or a controlled company) on a basis less advantageous than that of the other participant.  Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).19  Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.  In considering whether to grant an application under Rule 17d-1, the Commission will consider whether the participation by the BDC (or controlled company) in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  The 1940 Act also provides that there shall be a presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

[19]	See Section 57(i) of the 1940 Act.

C.	Need for Relief

Co-Investment Transactions would be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without an exemptive order of the Commission to the extent that the Affiliated Investors and the Regulated Entities fall within the categories of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder vis-à-vis each Regulated Entity.  Each Regulated Entity may be deemed to be an “affiliated person” of each other Regulated Entity within the meaning of Section 2(a)(3) of the 1940 Act.  The Regulated Entities, by virtue of each having a Westech Adviser, may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act.  Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively.  Thus, a Westech Adviser and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described by Sections 17(d) and 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.  In addition, because the Westech Advisers are “affiliated persons” of other Westech Advisers, Affiliated Investors advised by any of them could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission pursuant to Sections 17(d) and 57(i) and Rule 17d-1, to permit a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors to participate in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.20 Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

[20]
See, e.g., CM Finance Inc., et al., (File No. 812-14850) Release No. 33401 (Mar. 19, 2019) (order), Release No. 33377 (Feb. 19, 2019) (notice); Pharos Capital BDC, Inc., et al., (File No. 812-14891) Release No. 33394 (Mar. 11, 2019) (order), Release No. 33372 (Feb. 08, 2019) (notice); Stellus Capital Investment Corporation, et al., (File No. 812-14855) Release No 33316 (Dec. 04, 2018) (order), Release No. 33289 (Nov. 06, 2018) (notice); Blackstone Real Estate Income Fund, et al., (File No. 812-14931) Release No. 33294 (Nov. 13, 2018) (order), Release No, 33271 (Oct. 16, 2018) (notice); Audax Credit BDC Inc., et al., (File No. 812-14862) Release No. 33290 (Nov. 7, 2018) (order), Release No, 33270 (Oct. 12, 2018) (notice); BC Partners Lending Corporation, et al., (File No. 812-14860) Release No. 33279 (Oct. 23, 2018) (order), Release No, 33256 (Sept. 26, 2018) (notice); THL Credit, Inc., et al., (File No. 812-14807) Release No. 33239 (Sept. 19, 2018 (order), Release No, 33213 (Aug. 24, 2018) (notice); AB Private Credit Investors Corp., et al., (File No. 812-14925) Release No. 33191 (order) (Aug. 6, 2018), Release No. 33152 (notice) (July 9, 2018);  Blackstone / GSO Floating Rate Enhanced Income Fund, et al., (File No. 812-14835) Release No. IC 33186 (order) (July 31, 2018), Release No. IC-33149 (notice) (July 6, 2018); Benefit Street Partners BDC, Inc., et al., (File No. 812-14601) Release No. IC- 33090 (order) (May 1, 2018), Release No. IC-33068 (notice) (Apr. 6, 2018); Triloma EIG Energy Income Fund, et al., (File No. 812-14848) Release No. IC-33070 (order) (Apr. 10, 2018), Release No. IC-33047 (notice) (Mar. 14, 2018); Corporate Capital Trust, Inc., et al., (File No. 812-14882) Release No. IC-33064 (order) (Apr. 3, 2018), Release No. IC-33043 (notice) (Mar. 8, 2018); Alcentra Capital Corporation, et al., (File No. 812-14760), Release No. IC-33059 (order) (Mar. 27, 2018), Release No. IC-33038 (notice) (Feb. 28, 2018); TriplePoint Venture Growth BDC Corp., et al., (File No. 812-14773) Release No. IC-33060 (order) (Mar. 28, 2018), Release No. IC-33037 (notice) (Feb. 28, 2018); Bain Capital Specialty Finance, Inc., et al., (File No. 812-14766) Release No. IC-33051 (order) (Mar. 22, 2018), Release No. IC-33031 (notice) (Feb. 23, 2018); Guggenheim Credit Income Fund, et al., (File No. 812-14821) Release No. IC-32996 (order) (Jan. 30, 2018), Release No. IC-32960 (notice) (Jan. 3, 2018); TCG BDC, Inc., et al., (File No. 812-14798) Release No. IC-32969 (order) (Jan. 17, 2018), Release No. IC-32945 (notice) (Dec. 20, 2017); BlackRock Capital Investment Corporation, et al., (File No. 812-14582) Release No. IC-32968 (order) (Jan. 16, 2018), Release No. IC 32943 (notice) (Dec. 19, 2017); New Mountain Finance Corporation, et al., (File No. 812-14799) Release No. IC-32941 (order) (Dec. 18, 2017), Release No. IC-32900 (notice) (Nov. 20, 2017); Horizon Technology Finance Corporation, et al., (File No. 812-14738) Release No.IC-32923 (order) (Nov. 27, 2017), Release No. IC-32888 (notice) (Oct. 30, 2017); Oaktree Strategic Income, LLC, et al. (File No. 812-14758), Release No. IC-32862 (order) (Oct. 18, 2017), Release No. IC-32831 (notice) (Sept. 22, 2017); TICC Capital Corp., et al. (File No. 812-14707) Release No. IC-32680 (order) (June 14, 2017), Release No. IC-32641 (notice) (May 19, 2017); Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (order) (Jan. 18, 2017), Release No. IC-32399 (notice) (Dec. 21, 2016); Goldman Sachs BDC, Inc., et al. (File No. 812-14219) Release No. IC-32409 (order) (Jan. 4, 2017), Release No. IC-32382 (notice) (Dec. 7, 2016).

Applicants submit that the ability of a new Active BDC to invest in a Co-Investment Transaction in a security of an issuer where another BDC or LLC has an existing interest in such issuer does not raise any legal or policy concerns that are different from those considered in the precedent applications because the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) the BDC already holds the same security as each other BDC or Affiliated Investor; and (ii) the BDC and each other BDC or Affiliated Investor holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

F.	Applicants’ Legal Arguments

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs pursuant to Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain dispositions, as described in the conditions), and other protective conditions set forth in this Application, will ensure that a Regulated Entity will be treated fairly.  The conditions to which the requested relief will be subject are designed to ensure that principals of the Westech Advisers would not be able to favor the Affiliated Investors over a Regulated Entity through the allocation of investment opportunities among them.  Because almost every attractive investment opportunity for an Active BDC will also be an attractive investment opportunity for the other Active BDC, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100 percent of individual investment opportunities to either one Active BDC or the other.  For each Potential Co-Investment Transaction, a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will be offered the opportunity to participate in the Potential Co-Investment Transactions on the same terms and conditions and, if the aggregate amount recommended by Westech to be invested by the Regulated Entities and all participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.  Each BDC would have the ability to acquire, in a Co-Investment Transaction, a security of an issuer in which another BDC or Affiliated Investor has an existing interest in such issuer in a fair manner consistent with the protections of the conditions.  Each Regulated Entity would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction.  Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated Investors and do not involve overreaching by any person concerned, including Westech.  Applicants submit that each Regulated Entity’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

With respect to the ability of an Active BDC different from the BDC participating in the original Co-Investment Transaction to invest in a Co-Investment Transaction in a security of an issuer where another BDC has an existing interest in such issuer, all of the Regulated Entities have the same investment strategies; thus, any of the Regulated Entities could have entered into the original Co-Investment Transaction or the subsequent Co-Investment Transaction, and only the serial nature of the Venture Debt Funds results in the need for a different Regulated Entity to participate in the subsequent Co-Investment Transaction.  In this regard, there is no difference in the risk of overreaching with respect to the allocation between the Regulated Entities participating in the original Co-Investment Transaction in the first instance and one of the original Regulated Entities and the new Active BDC participating in the subsequent Co-Investment Transaction.  Critically, as to any Regulated Entity, a subsequent Co-Investment Transaction in a security of an issuer in which an Affiliated Entity has an existing interest in such issuer will be consummated only subject to the Required Majority of the board of the Regulated Entity taking the steps set forth in Section 57(f) of the 1940 Act, unless: (i) the BDC already holds the same security as each such other BDC or Affiliated Investor; and (ii) the BDC and each other BDC or Affiliated Investor holding the security is participating in the acquisition in approximate proportion to its then-current holdings.  Finally, the Regulated Entities are not part of a large financial platform in which the Regulated Entities’ strategy is unique or significantly different vis-à-vis Affiliated Investors or other Regulated Entities.  The same investment team at Westech advises all of the Venture Debt Funds, thus further minimizing any incentives for, or risk of, overreaching.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.          Each time a Westech Adviser considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Entity that falls within a Regulated Entity’s then-current Objectives and Strategies, the Westech Adviser to the Regulated Entity will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.           a.          If the Westech Adviser to a Regulated Entity deems participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Westech Adviser will then determine an appropriate level of investment for such Regulated Entity.

b.          If the aggregate amount recommended by the Westech Adviser to a Regulated Entity to be invested by the Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Regulated Entities and such Affiliated Investors, pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.  The Westech Adviser to each participating Regulated Entity will provide the Eligible Directors of each participating Regulated Entity with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

c.         After making the determinations required in conditions 1 and 2(a) above, the Westech Adviser to the Regulated Entity will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Investor, to the Eligible Directors of each participating Regulated Entity for their consideration.  A Regulated Entity will co-invest with one or more other Regulated Entities and/or an Affiliated Investor only if, prior to the Regulated Entities’ and the Affiliated Investors’ participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)          the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii)          the Potential Co-Investment Transaction is consistent with:

(a)          the interests of the Regulated Entity’s shareholders; and

(b)          the Regulated Entity’s then-current Objectives and Strategies;

(iii)          the investment by any other Regulated Entity or an Affiliated Investor would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Investor; provided, that if another Regulated Entity or Affiliated Investor, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

(a)          the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; and

(b)          the Westech Adviser to the Regulated Entity agrees to, and does, provide periodic reports to the Regulated Entity’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(c)          any fees or other compensation that any other Regulated Entity or any Affiliated Investor or any affiliated person of any other Regulated Entity or an Affiliated Investor receives in connection with the right of one or more Regulated Entities or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Entity in accordance with the amount of each party’s investment; and

(iv)          the proposed investment by the Regulated Entity will not benefit the Westech Adviser, any other Regulated Entity or the Affiliated Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 12, (B) to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.            Each Regulated Entity will have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.          The Westech Adviser will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or any of the Affiliated Investors during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity.  All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter and will be subject to examination by the Commission and its staff.

[21]	“Affiliated Entity” means an entity that intends to engage in Co-Investment Transactions and that is with respect to a Regulated Entity, (1) another Regulated Entity, or (2) an Affiliated Investor.

5.           Prior to a Regulated Entity acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity21  has an existing interest in such issuer, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act unless: (i) the Regulated Entity already holds the same security as each such Affiliated Entity; and (ii) the Regulated Entity and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

6.           A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Investor.  The grant to one or more Regulated Entities or Affiliated Investors, but not the Regulated Entity itself, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(a), (b) and (c) are met.

7.           a.          If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Entities and/or Affiliated Investors in a Co-Investment Transaction, the Westech Adviser will:

(i)           notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)          formulate a recommendation as to participation by each Regulated Entity in the disposition.

b.           Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity.

c.          A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Regulated Entity’s Board has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Regulated Entity’s Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition.  In all other cases, the Westech Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Director, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

d.           Each Regulated Entity and each Affiliated Investor will bear its own expenses in connection with the disposition.

8.          The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Investors that a Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order.  In addition, the Independent Directors will consider at least annually the continued appropriateness for such Regulated Entity of participating in new and existing Co-Investment Transactions.

9.           Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

10.          No Independent Director of a Regulated Entity will also be a trustee, director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Investor.

11.         The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Westech Advisers under their respective advisory agreements with the Regulated Entities and the Affiliated Investors, be shared by the Regulated Entities and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

12.         Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable)22 received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Investors on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by a Westech Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Westech Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Investors based on the amount they invest in the Co-Investment Transaction (or, in the case of a break‐up fee, the amount they had intended to invest).  None of the other Regulated Entities, Affiliated Investors, the Westech Advisers nor any affiliated person of the Regulated Entities or the Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Westech Advisers, investment advisory fees paid in accordance with the Regulated Entities’ and the Affiliated Investors’ investment advisory agreements).

[22]	The Applicants are not requesting, and the Commission is not providing, any relief for transaction fees received in connection with any Co-Investment Transaction.

13.        If the Holders own in the aggregate more than 25 percent of the shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

14.        Each Regulated Entity’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Entity’s compliance with the terms and conditions of this Application and the procedures established to achieve such compliance.

15.	Other Conditions:

a.            Each Regulated Entity will have substantially the same investment objective, follow substantially the same investment strategy, and be managed by substantially the same investment team at a Westech Adviser.

b.           All investors in a Regulated Entity will be qualified purchasers or knowledgeable employees.

IV.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Mary C. Moynihan, Esq.
Perkins Coie LLP
700 13th Street NW
Suite 600
Washington, D.C. 20005
(202) 654-6254

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Mark Perlow, Esq.
Dechert LLP
One Bush Street
Suite 1600
San Francisco, CA  94104
(415) 262-4530

Martin Eng
Westech Investment Advisors, LLC
104 La Mesa Drive, Suite 102
Portola Valley, CA 94208
(650) 234-4300

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by each Board of VLL IX, VLL VIII, and VLL VII independently pursuant to resolutions duly adopted by each Board on August 23, 2018 (attached hereto as Exhibit A).  In accordance with Rule 0-2(c) under the 1940 Act, each person executing this Application on behalf of Applicants being duly sworn deposes and says that he or she has duly executed the attached Application for and on behalf of the applicable entity listed; that he or she is authorized to execute this Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file this Application have been taken.

Applicants have caused this Application to be duly signed on their behalf on the 8th day of May, 2019.

WESTECH INVESTMENT ADVISORS, LLC

By:	/s/ Jay L. Cohan
Name:	Jay L. Cohan
Title:	Vice President and Assistant Secretary

VENTURE LENDING & LEASING IX, INC.

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VENTURE LENDING & LEASING IX, LLC

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VENTURE LENDING & LEASING VIII, INC.

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VENTURE LENDING & LEASING VIII, LLC

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VENTURE LENDING & LEASING VII, INC.

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VENTURE LENDING & LEASING VII, LLC

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VENTURE LENDING & LEASING VI, LLC

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VENTURE LENDING & LEASING V, LLC

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VENTURE LENDING & LEASING IV, LLC

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

WTI EQUITY OPPORTUNITY FUND I, LP

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

WTI EQUITY OPPORTUNITY FUND II, LP

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated May 8, 2019 for and on behalf of Westech Investment Advisors, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Westech Investment Advisors, LLC

By:	/s/ Jay L. Cohan
Name:	Jay L. Cohan
Title:	Vice President and Assistant Secretary

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated May 8, 2019 for and on behalf of Venture Lending & Leasing IV, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Venture Lending & Leasing IV, LLC

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated May 8, 2019 for and on behalf of Venture Lending & Leasing V, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Venture Lending & Leasing V, LLC

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated May 8, 2019 for and on behalf of Venture Lending & Leasing VI, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Venture Lending & Leasing VI, LLC

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated May 8, 2019 for and on behalf of Venture Lending & Leasing VII, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Venture Lending & Leasing VII, LLC

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated May 8, 2019 for and on behalf of Venture Lending & Leasing VII, Inc., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Venture Lending & Leasing VII, Inc.

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated May 8, 2019 for and on behalf of Venture Lending & Leasing VIII, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Venture Lending & Leasing VIII, LLC

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated May 8, 2019 for and on behalf of Venture Lending & Leasing VIII, Inc., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Venture Lending & Leasing VIII, Inc.

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated May 8, 2019 for and on behalf of Venture Lending & Leasing IX, LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Venture Lending & Leasing IX, LLC

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated May 8, 2019 for and on behalf of Venture Lending & Leasing IX, Inc., and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Venture Lending & Leasing IX, Inc.

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated May 8, 2019 for and on behalf of WTI Equity Opportunity Fund I, LP, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

WTI Equity Opportunity Fund I, LP

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

VERIFICATION

The undersigned states that he or she has duly executed the attached Application dated May 8, 2019 for and on behalf of WTI Equity Opportunity Fund II, LP, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
=
WTI Equity Opportunity Fund II, LP

By:	/s/ Martin D. Eng
Name:	Martin D. Eng
Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

SCHEDULE A

Westech Advisors	Jurisdiction and Form of Organization
Westech Investment Advisors, LLC	A California limited liability company

Existing Affiliated Investors	Jurisdiction and Form of Organization	Investment Adviser
Venture Lending & Leasing IV, LLC	A Delaware limited liability company	Westech Investment Advisors, LLC
Venture Lending & Leasing V, LLC	A Delaware limited liability company	Westech Investment Advisors, LLC
Venture Lending & Leasing VI, LLC	A Delaware limited liability company	Westech Investment Advisors, LLC
Venture Lending & Leasing VII, LLC	A Delaware limited liability company	Westech Investment Advisors, LLC
Venture Lending & Leasing VIII, LLC	A Delaware limited liability company	Westech Investment Advisors, LLC
Venture Lending & Leasing IX, LLC	A Delaware limited liability company	Westech Investment Advisors, LLC
WTI Equity Opportunity Fund I, LP	A Delaware limited partnership	Westech Investment Advisors, LLC
WTI Equity Opportunity Fund II, LP	A Delaware limited partnership	Westech Investment Advisors, LLC

Schedule A-1

EXHIBIT A

Resolutions of Board of Directors of Venture Lending & Leasing IX, Inc., Venture Lending & Leasing VIII, Inc., Venture Lending & Leasing VII, Inc. (each, the “Company”)

WHEREAS, each of the Board of Directors of the applicable Company deems it advisable and in the best interest of the applicable Company to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the applicable Company with certain entities which may be deemed to be “affiliates” of the applicable Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and

WHEREAS, each of the Board of Directors for the applicable Company has reviewed the Application.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the applicable Company be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the applicable Company, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such Officers shall deem necessary or desirable in order for the applicable Company to accomplish its investment objectives, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

Exhibit A-1

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the applicable Company, to perform all of the agreements and obligations of the applicable Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the applicable Company thereof.

(Adopted on August 23, 2018)
Schedule A-2